

March 25, 2026

Erez Raphael
Chief Executive Officer
DarioHealth Corp.
322 W. 57th St. #33B
New York, NY 10019

   Re: DarioHealth Corp.
     Registration Statement on Form S-3
     Filed March 19, 2026
     File No. 333-294454

Dear Erez Raphael:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Juan Grana at 202-551-6034 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Industrial Applications and Services

cc: Ron Ben-Bassat, Esq.